April 7, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. J. Nolan McWilliams

Re:	Quality Distribution, LLC

QD Capital Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed March 17, 2010

File No. 333-163868 & -01 to -14

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24180

Dear Ladies and Gentlemen:

Quality Distribution, LLC and QD Capital Corporation, together with Quality Distribution, Inc. (on a consolidated basis with its direct and indirect subsidiaries, the “Company”) and the other registrants under Amendment No. 2 to the Registration Statement on Form S-4 filed on March 17, 2010, have filed via EDGAR today their responses to the comments of the Staff contained in a letter, dated March 23, 2010, relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is our response with respect thereto.

Note 7. Restructuring

1.	Please revise the notes of the Company’s financial statements to include a reconciliation of the beginning and ending balances in the Company’s restructuring reserves for the year ended December 31, 2008 in addition to that presented for 2009 as required by paragraph 50-1 of ASC Topic 420-10-50.

We have revised Note 7 to the consolidated financial statements included at page F-18 of Amendment No. 3 to the Registration Statement on Form S-4 filed concurrently herewith (the “Amendment No. 3”) to include a reconciliation of the beginning and ending balances in the Company’s restructuring reserves for the year ended December 31, 2008 in addition to that presented for 2009.

Note 14. Long-Term Indebtedness

2.	We note the disclosures that have been included on pages F-30 and F-42 of the financial statements in response to our prior comment number 8 but do not believe that the revisions made to the financial statements provide sufficient detail as to the accounting treatment that was used for the note exchanges and redemptions that occurred in October of 2009. Please revise Note 14 so that the disclosures provided are in a level of detail consistent with the Company’s response to our prior comment number 19 as included in our comment letter dated January 8, 2010.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

April 7, 2010

We have revised Notes 14 and 17 to the consolidated financial statements included in Amendment No. 3 at pages F-23 and at page F-37, respectively, consistent with the Company’s response, dated February 5, 2010, to the Staff’s prior comment number 19 as included in the Staff’s comment letter dated January 8, 2010.

We believe the foregoing provides a complete response to the Staff’s March 23, 2010 letter. We hope to commence the proposed exchange offers as quickly as possible in order to comply with our obligations under certain registration rights agreements entered into in connection with the Registration Statement. Accordingly, we greatly appreciate your prompt review of and assistance with this response.

Very truly yours,

/s/ Jonathan C. Gold

Jonathan C. Gold
Senior Vice President, General Counsel and Secretary

cc:	Amanda Ravitz, Securities and Exchange Commission

Claire Erlanger, Securities and Exchange Commission

Linda Cvrkel, Securities and Exchange Commission

William E. Turner II, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP

Jeff Gilbert, PricewaterhouseCoopers LLP